UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on May 20, 2021: EuroDry Ltd. Reports Results for the Quarter Ended March 31, 2021 and Announces Agreement to Acquire M/V Blessed Luck, a 2004-Japanese Built Panamax Bulker.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry, commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: May 20, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

EuroDry Ltd.

Reports Results for the Quarter Ended March 31, 2021 and Announces Agreement to Acquire M/V Blessed Luck, a 2004-Japanese Built Panamax Bulker

Maroussi, Athens, Greece – May 20, 2021– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three-month period ended March 31, 2021 and an agreement to acquire M/V Blessed Luck, a 76,704 dwt drybulk vessel built in Japan.

First Quarter 2021 Highlights:

•

Total net revenues of $8.6 million; net income of $0.9 million; net income attributable to common shareholders (after a $0.3 million dividend on Series B Preferred Shares and a $0.1 million preferred deemed dividend arising out of the net redemption of approximately $3 million of Series B Preferred Shares in the first quarter of 2021) of $0.4 million or $0.19 earnings per share basic and diluted. Adjusted net income attributable to common shareholders1 for the period was $1.3 million or $0.55 earnings per share basic and diluted.

•

Adjusted EBITDA1 was $4.0 million.

•

An average of 7.0 vessels were owned and operated during the first quarter of 2021 earning an average time charter equivalent rate of $14,924 per day.

•

The Company declared a dividend of $0.3 million on its Series B Preferred Shares. The dividend will be paid in cash.

M/V Blessed Luck Acquisition

The Company also announced that it has agreed to acquire M/V Blessed Luck, a 76,704 dwt drybulk vessel built in 2004 in Japan, for $12.12 million. The vessel is majority owned by a third party and has been managed by Eurobulk Ltd., also the manager of three of the Company’s vessels. The vessel is expected to be delivered to the Company within May 2021. The acquisition will be financed partly by a short term sellers’ credit of $5 million and an one year bridge loan of $6 million provided by an entity affiliated with the Company’s Chief Executive Officer with the remaining funds coming from the Company; both the sellers’ credit and short term loan carry an annual interest of 8%. In parallel, the Company is in the process of arranging a bank loan with the acquired vessel as collateral, expected to be finalized within approximately three months, which will provide sufficient funds to repay the sellers’ credit and, possibly, part of the bridge loan. At the same time, the Company entered into a charter agreement for the vessel for a period between a minimum of 11 months and a maximum of 13 months at a rate of $19,500/day which will commence upon delivery of the vessel and contribute about $4 million of EBITDA during the minimum period of the charter.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“In stark contrast to a year ago, it has been a very positive 2021 so far with drybulk rates rebounding significantly as a result of solid trade growth and limited supply growth. The latter, especially, is constrained by short and medium term factors: in the short term, by inefficiencies in the vessel-port transportation system that resulted from COVID-19 effects and required protocols and, in the medium term, by the lowest orderbook in the last 20+ years. We believe that the market is likely to remain strong for the next couple of years provided that demand for transportation of drybulk cargoes -which is generally linked to economic activity- will maintain at least a historically average growth rate; it is noteworthy that the IMF, amongst others, predicts that economic activity will rebound above historical average levels as the world recovers from the COVID-19 pandemic.

In such a positive environment, our main strategy is to try to expand our fleet in a risk efficient way despite our limited funds available for investment. Thus, we acquired M/V Blessed Luck, a 2004-built vessel, with a combination of seller and affiliate bridge loans to complement our cluster of medium age Japanese-built Panamax-size vessels alongside our cluster of own-built newbuildings. The acquisition of M/V Blessed Luck will increase our fleet to eight units and is expected to contribute to a proportional increase in our EBITDA. At the present market rate levels, we are to accumulate funds that will provide us with several investment or expansion options or shareholder reward models. We, further, believe that the strong drybulk markets enhance the value of our public listing as a consolidation platform and we continuously investigate opportunities to take advantage of it.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented:

“Our net revenues for the first quarter of 2021 were higher by 69.3% as compared to the first quarter of 2020. This was the result of higher average charter rates by 89.3% earned during the quarter as compared to the first quarter of 2020 and 38.7% higher when compared to the fourth quarter of 2020.

Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, increased by approximately 8.5% during the first quarter of 2021 compared to the same quarter of last year. This increase is mainly due to increased crewing costs in 2021 compared to 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions.

Adjusted EBITDA during the first quarter of 2021 was $4.0 million compared to $0.6 million achieved for the first quarter of last year. As of March 31, 2021, our outstanding debt (excluding the unamortized loan fees) was $56.0 million versus restricted and unrestricted cash of approximately $6.2 million.”

First Quarter 2021 Results:

For the first quarter of 2021, the Company reported total net revenues of $8.6 million representing a 69.3% increase over total net revenues of $5.1 million during the first quarter of 2020, which was the result of the higher time charter rates our vessels earned during the first quarter of 2021. The Company reported net income for the period of $0.9 million and net income attributable to common shareholders of $0.4 million, as compared to a net loss and a net loss attributable to common shareholders of $2.3 million and $2.6 million, respectively, for the same period of 2020. For the first quarter of 2021, a gain on bunkers resulted in positive voyage expenses of $0.3 million for the period as compared to voyage expenses of $0.4 million in the same period of 2020. Depreciation expenses for the first quarter of 2021 were $1.7 million compared to $1.6 million for the same period of 2020. Vessel operating expenses were $3.1 million for the first quarter of 2021 compared to $2.8 million in the same period of 2020, mainly due to increased crewing costs in the first quarter of 2021 compared to the corresponding period in 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions. Management fees and general and administrative expenses remained unchanged at $0.5 million and $0.6 million, respectively, for the first quarter of 2021 as compared to the same period of last year.

Interest and other financing costs for the first quarter of 2021 amounted to $0.6 million, slightly decreased as compared to $0.7 million for the same period of 2020. Interest during the first quarter of 2021 was lower due to lower average debt during the period and the decreased Libor rates of our loans during the period as compared to the same period of last year. For the three months ended March 31, 2021, the Company recognized a $1.6 million loss on derivatives, comprised of $0.7 million realized loss and $1.1 million unrealized loss of forward freight agreements and $0.2 million gain on three interest rate swaps as compared to a loss on interest rate swaps of $0.3 million for the same period of 2020.

On average, 7.0 vessels were owned and operated during the first quarter of 2021 earning an average time charter equivalent rate of $14,924 per day compared to 7.0 vessels in the same period of 2020 earning on average $7,885 per day.

Adjusted EBITDA for the first quarter of 2021 was $4.0 million compared to $0.6 million achieved during the first quarter of 2020.

Basic and diluted earnings per share attributable to common shareholders for the first quarter of 2021 was $0.19 calculated on 2,291,471 basic and 2,320,577 diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $1.17 for the first quarter of 2020, calculated on 2,267,375 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the earnings attributable to common shareholders for the quarter of the unrealized loss on derivatives, the adjusted earnings attributable to common shareholders for the quarter ended March 31, 2021 would have been $0.55 per share basic and diluted, compared to an adjusted loss of $0.91 per share basic and diluted for the quarter ended March 31, 2020, after excluding the effect of the unrealized loss on derivatives and the loss on write-down of inventory. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-22	Hire 106% of the Average Baltic Kamsarmax P5TC(***) index
XENIA	Kamsarmax	82,000	2016	TC until Aug-22	Hire 105% of the Average Baltic P5TC(***) index
ALEXANDROS P.	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2018
EIRINI P	Panamax	76,466	2004	TC until Jun-21	Hire 99% of Average BPI(**) 4TC
STARLIGHT	Panamax	75,845	2004	TC until Aug-21	Hire 98.5% of Average BPI(**) 4TC
TASOS	Panamax	75,100	2000	TC until Jun-21	$19,750
PANTELIS	Panamax	74,020	2000	TC until May-21	$10,450
Total Dry Bulk Vessels	7	528,931
Vessel agreed to be acquired
BLESSED LUCK	Panamax	76,704	2004	TC until April-22	$19,500
Total on a fully delivered basis	8	605,635

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

(***)

The average Kamsarmax Baltic P5TC Index is an index based on five Panamax time charter routes.

Summary Fleet Data:

	Three months, ended March 31, 2020	Three months, ended March 31, 2021
FLEET DATA
Average number of vessels (1)	7.0	7.0
Calendar days for fleet (2)	637.0	630.0
Scheduled off-hire days incl. laid-up (3)	9.9	0.0
Available days for fleet (4) = (2) - (3)	627.1	630.0
Commercial off-hire days (5)	0.0	0.0
Operational off-hire days (6)	0.0	0.0
Voyage days for fleet (7) = (4) - (5) - (6)	627.1	630.0
Fleet utilization (8) = (7) / (4)	100.0%	100.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	100.0%	100.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,885	14,924
Vessel operating expenses excl. drydocking expenses (12)	5,130	5,694
General and administrative expenses (13)	925	877
Total vessel operating expenses (14)	6,055	6,571
Drydocking expenses (15)	342	13

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses and management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, May 20, 2021 at 09:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "EuroDry" to the operator.

A replay of the conference call will be available until Thursday, May 27, 2021. The United States replay number is 1(866) 331-1332; from the UK 0(808) 238-0667; the standard international replay number is (+44) (0) 3333 00 9785 and the access code required for the replay is: 2489743#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the First Quarter 2021 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2020	2021

Revenues
Time charter revenue	5,345,554	9,096,187
Commissions	(280,046)	(522,486)
Net revenues	5,065,508	8,573,701

Operating expenses
Voyage expenses, net	400,637	(305,902)
Vessel operating expenses	2,778,543	3,061,055
Drydocking expenses	217,675	7,921
Vessel depreciation	1,626,258	1,651,870
Related party management fees	489,566	526,400
General and administrative expenses	589,534	552,523
Loss on write-down of inventory	255,200	-
Total Operating expenses	(6,357,413)	(5,493,867)

Operating (loss) / income	(1,291,905)	3,079,834

Other income / (expenses)
Interest and other financing costs	(664,427)	(595,817)
Loss on derivatives, net	(340,976)	(1,620,344)
Foreign exchange gain / (loss)	669	(2,472)
Interest income	3,544	3,325
Other expenses, net	(1,001,190)	(2,215,308)
Net (loss) / income	(2,293,095)	864,526
Dividend Series B Preferred shares	(354,826)	(299,570)
Preferred deemed dividend	-	(120,000)
Net (loss) / income attributable to common shareholders	(2,647,921)	444,956
(Loss) / earnings per share, basic & diluted	(1.17)	0.19
Weighted average number of shares, basic	2,267,375	2,291,471
Weighted average number of shares, diluted	2,267,375	2,320,577

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2020	March 31, 2021

ASSETS
Current Assets:
Cash and cash equivalents	938,282	2,085,456
Trade accounts receivable, net	1,528,055	2,663,752
Other receivables	460,209	537,313
Inventories	1,385,280	487,280
Restricted cash	1,518,036	2,198,274
Prepaid expenses	226,033	173,037
Due from related companies	-	387,393
Total current assets	6,055,895	8,532,505

Fixed assets:
Vessels, net	99,305,990	97,678,758
Long-term assets:
Restricted cash	2,150,000	1,900,000
Total assets	107,511,885	108,111,263

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	13,793,754	14,100,581
Trade accounts payable	1,074,518	907,155
Accrued expenses	704,508	719,363
Accrued preferred dividends	-	299,570
Derivatives	456,133	1,543,641
Deferred revenue	246,125	665,504
Due to related companies	2,984,759	-
Total current liabilities	19,259,797	18,235,814

Long-term liabilities:
Long term bank loans, net of current portion	37,318,084	41,588,509
Derivatives	393,899	128,191
Total long-term liabilities	37,711,983	41,716,700
Total liabilities	56,971,780	59,952,514

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 16,606 and 13,606 shares issued and outstanding, respectively)	15,940,713	13,060,713

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,348,216 issued and outstanding, respectively)	23,482	23,482
Additional paid-in capital	53,048,060	53,101,748
Accumulated deficit	(18,472,150)	(18,027,194)
Total shareholders' equity	34,599,392	35,098,036
Total liabilities, mezzanine equity and shareholders' equity	107,511,885	108,111,263

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2020	2021

Cash flows from operating activities:
Net (loss) / income	(2,293,095)	864,526
Adjustments to reconcile net (loss) / income to net cash provided by / (used in) operating activities:
Vessel depreciation	1,626,258	1,651,870
Amortization and write off of deferred charges	35,176	169,251
Share-based compensation	62,106	53,688
Loss on write-down of inventory	255,200	-
Unrealized loss on derivatives	329,047	821,801
Changes in operating assets and liabilities	(206,623)	(3,360,484)
Net cash (used in) / provided by operating activities	(191,931)	200,562

Cash flows from investing activities:
Cash paid for vessels capitalized expenses	(189,950)	(31,240)
Net cash used in investing activities	(189,950)	(31,240)

Cash flows from financing activities:
Redemption of preferred shares	-	(3,000,000)
Preferred dividends paid	(358,726)	-
Loan arrangement fees paid	-	(250,000)
Proceeds from long-term debt	-	31,700,000
Repayment of long-term debt	(2,002,000)	(27,042,000)
Net cash (used in) / provided by financing activities	(2,360,726)	1,408,000

Net increase / (decrease) in cash, cash equivalents and restricted cash	(2,742,607)	1,577,412
Cash, cash equivalents and restricted cash at beginning of period	9,129,442	4,606,318
Cash, cash equivalents and restricted cash at end of period	6,386,835	6,183,730

  Cash breakdown

Cash and cash equivalents	3,284,024	2,085,456
Restricted cash, current	402,811	2,198,274
Restricted cash, long term	2,700,000	1,900,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	6,386,835	6,183,730

EuroDry Ltd.

Reconciliation of Adjusted EBITDA to Net (loss) / income

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Net (loss) / income	(2,293,095)	864,526
Interest and other financing costs, net (incl. interest income)	660,883	592,492
Vessel depreciation	1,626,258	1,651,870
Unrealized loss on Forward Freight Agreement derivatives	-	1,069,980
Loss / (gain) on interest rate swap derivatives	340,976	(174,513)
Loss on write-down of inventory	255,200	-
Adjusted EBITDA	590,222	4,004,354

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, unrealized (gain) / loss on Forward Freight Agreements (FFAs), (gain) / loss on interest rate swaps and loss on write-down of inventory. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized (gain) / loss on FFAs, (gain) / loss on interest rate swaps, loss on write-down of inventory, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net (loss) / income to Adjusted net (loss) / income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Net (loss) / income	(2,293,095)	864,526
Unrealized loss on derivatives	329,047	821,801
Loss on write-down of inventory	255,200	-
Adjusted net (loss) / income	(1,708,848)	1,686,327
Preferred dividends	(354,826)	(299,570)
Preferred deemed dividend	-	(120,000)
Adjusted net (loss) / income attributable to common shareholders	(2,063,674)	1,266,757
Adjusted (loss) / earnings per share, basic & diluted	(0.91)	0.55
Weighted average number of shares, basic	2,267,375	2,291,471
Weighted average number of shares, diluted	2,267,375	2,320,577

Adjusted net income / (loss) and Adjusted income / (loss) per share Reconciliation:

EuroDry Ltd. considers Adjusted net income / (loss) to represent net income / (loss) before unrealized (gain) / loss on derivatives and loss on write-down of inventory. Adjusted net  income / (loss) and Adjusted earnings / (loss) per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives and loss on write-down of inventory, which may significantly affect results of operations between periods. Adjusted net income / (loss) and Adjusted earnings / (loss) per share do not represent and should not be considered as an alternative to net income / (loss) or earnings / (loss) per share, as determined by GAAP. The Company's definition of Adjusted net income / (loss) and Adjusted earnings / (loss) per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

After the delivery of M/V Blessed Luck, the Company will have a fleet of 8 vessels, including 5 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 8 drybulk carriers have a total cargo capacity of 605,635 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com